# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BridgeBio Pharma, Inc., CIK 0001743881
CUSIP: 10806X102
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 3160 Porter Drive, Suite 250, Palo Alto, California (CA), 94304
Date of event which requires filing of this statement: 08/13/2026
Amends the filing with accession number 0001140361-19-012746
Filed by CIK 0001780408
Persons authorized to receive notices and communications: Christopher Lee, Esq., Kohlberg Kravis Roberts & Co. L.P., 30 Hudson Yards, New York, New York (NY), 10001, 212-750-8300

## Reporting persons
- KKR Genetic Disorder L.P. (CIK 0001780408): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 8,260,971; shared voting power 0; sole dispositive power 8,260,971; shared dispositive power 0; aggregate amount beneficially owned 8,260,971 (4.2% of the class)
- KKR Genetic Disorder GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 8,260,971; shared voting power 0; sole dispositive power 8,260,971; shared dispositive power 0; aggregate amount beneficially owned 8,260,971 (4.2% of the class)
- KKR Group Partnership L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 8,260,971; shared voting power 971,768; sole dispositive power 8,260,971; shared dispositive power 971,768; aggregate amount beneficially owned 9,232,739 (4.7% of the class)
- KKR Group Holdings Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 8,260,971; shared voting power 971,768; sole dispositive power 8,260,971; shared dispositive power 971,768; aggregate amount beneficially owned 9,232,739 (4.7% of the class)
- KKR Group Co. Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 8,260,971; shared voting power 971,768; sole dispositive power 8,260,971; shared dispositive power 971,768; aggregate amount beneficially owned 9,232,739 (4.7% of the class)
- KKR & Co. Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 8,260,971; shared voting power 971,768; sole dispositive power 8,260,971; shared dispositive power 971,768; aggregate amount beneficially owned 9,232,739 (4.7% of the class)
- KKR Management LLP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 8,260,971; shared voting power 971,768; sole dispositive power 8,260,971; shared dispositive power 971,768; aggregate amount beneficially owned 9,232,739 (4.7% of the class)
- Henry R. Kravis: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 9,232,739; sole dispositive power 0; shared dispositive power 9,232,739; aggregate amount beneficially owned 9,232,739 (4.7% of the class)
- George R. Roberts: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 9,232,739; sole dispositive power 0; shared dispositive power 9,232,739; aggregate amount beneficially owned 9,232,739 (4.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: BridgeBio Pharma, Inc.
Address of issuer's principal executive offices: 3160 Porter Drive, Suite 250, Palo Alto, California (CA), 94304
Comment: This Amendment No. 7 ("Amendment No. 7") to Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock"), of BridgeBio Pharma, Inc., a Delaware corporation (the "Issuer"), and amends the initial statement on Schedule 13D filed on July 10, 2019, as amended by Amendment No. 1 to Schedule 13D filed on June 1, 2020, Amendment No. 2 to Schedule 13D filed on October 6, 2020, Amendment No. 3 to Schedule 13D filed on February 17, 2021, Amendment No. 4 to Schedule 13D filed on September 17, 2024, Amendment No. 5 to Schedule 13D filed on March 7, 2025, and Amendment No. 6 to Schedule 13D filed on May 14, 2025 (as so amended, the "Schedule 13D"). Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 7 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: Item 2 of the Schedule 13D is hereby amended and supplemented to include an amended and restated Annex A attached to this Amendment No. 7 as Exhibit 99.1, which is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Sale of Common Stock

On August 13, 2026, KKR Genetic Disorder L.P., as a selling stockholder, and the Issuer entered into an underwriting agreement (the ''Underwriting Agreement'') with William Blair & Company, L.L.C., Goldman Sachs & Co. LLC and KKR Capital Markets LLC (the ''Representatives''), as the representatives of the several underwriters listed on Schedule I thereto (the ''Underwriters''), relating to an offering of 5,000,000 shares of Common Stock by KKR Genetic Disorder L.P. (the ''Offering''), and purchase by the Underwriters of the shares of Common Stock, at a net price to KKR Genetic Disorder L.P. of $77.415 per share. The Offering closed on August 17, 2026. The Offering was made pursuant to the Issuer's effective shelf registration statement on Form S-3ASR (File No. 333-297701), including the prospectus, dated July 24, 2026, as supplemented by a prospectus supplement, dated August 13, 2026, filed on August 14, 2026.

Pursuant to the Underwriting Agreement, KKR Genetic Disorder L.P. entered into a lock-up agreement (the ''Lock-Up Agreement'') with the Underwriters pursuant to which it has agreed with the Underwriters, subject to certain exceptions, not to dispose of or hedge any of their Common Stock or securities convertible into or exchangeable for shares of Common Stock, during the period from August 13, 2026 continuing through the date 30 days after the date of the final prospectus supplement used in connection with the Offering, except with the prior written consent of the Representatives.

The foregoing descriptions of the Underwriting Agreement and the Lock-Up Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the full text of such agreements, which are filed as Exhibits J and K respectively hereto, and are incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) and (e) of the Schedule 13D are hereby amended and restated as follows and as set forth in subsections (b), (c) and (e) hereof:

The information set forth in Items 2 and 3, the amended and restated Annex A and the responses of the Reporting Persons to rows (11) and (13) on the cover pages of this Amendment No. 7 are hereby incorporated by reference into this Item 5(a).

As of the date hereof, KKR Genetic Disorder L.P. directly holds 8,260,971 shares of Common Stock. Additionally, the reported amount includes 971,768 shares of Common Stock issuable upon conversion or redemption of 133,900 shares of the Issuer's Series A Cumulative Convertible Participating Preferred Stock, par value $0.001 per share ("Preferred Stock") held by an investment vehicle (an "Alternative Vehicle") managed by an investment firm in which an indirect subsidiary of KKR Group Partnership L.P. has an ownership interest. The Reporting Persons may be deemed to have but disclaim beneficial ownership over the securities held by an Alternative Vehicle.

In the aggregate, the reported securities include 9,232,739 shares of Common Stock representing approximately 4.7% of the outstanding shares of Common Stock, based upon an aggregate of 195,492,997 shares of Common Stock outstanding as of August 11, 2026, as reported in the Issuer's prospectus supplement on Form 424B7 filed with the SEC on August 14, 2026, plus 971,768 shares of Common Stock issuable upon conversion or redemption of 133,900 shares of Preferred Stock beneficially owned by an Alternative Vehicle.

Each of KKR Genetic Disorder GP LLC (as the general partner of KKR Genetic Disorder L.P.), KKR Group Partnership L.P. (as the sole member of KKR Genetic Disorder GP LLC), KKR Group Holdings Corp. (as the general partner of KKR Group Partnership L.P.), KKR Group Co. Inc. (as the sole shareholder of KKR Group Holdings Corp.), KKR & Co. Inc. (as the sole shareholder of KKR Group Co. Inc.), KKR Management LLP (as the Series I preferred stockholder of KKR & Co. Inc.) and Messrs. Henry R. Kravis and George R. Roberts (as the founding partners of KKR Management LLP) may be deemed to be the beneficial owner of the securities held directly by KKR Genetic Disorder L.P., in each case, as described more fully in this Schedule 13D.

The filing of this Schedule 13D shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Schedule 13D for purposes of Section 13(d) or Section 13(g) or for any other purposes.

To the best knowledge of the Reporting Persons, none of the individuals named in Item 2 beneficially owns any shares of Common Stock except as described herein.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Persons to rows (7) through (10) on the cover pages of this Amendment No. 7 and the information set forth in Item 5(a) hereof are incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days:
The information set forth in Item 4 of this Amendment No. 7 is incorporated by reference into this Item 5(c).

Additionally, on July 1, 2026, an Alternative Vehicle purchased from the Issuer 133,900 shares of Preferred Stock for $1,000 per share.

Except as otherwise described in this Amendment No. 7, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other individual named in Item 2 has engaged in any transaction in any shares of Common Stock during the past 60 days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: After giving effect to the Offering, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on August 17, 2026. As a result, this Amendment No. 7 serves as an exit filing by the Reporting Persons.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Schedule 13D is hereby amended and supplemented to incorporate by reference the information set forth in Item 4 of this Amendment No. 7.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.1 - Annex A List of Directors and Officers

Exhibit J - Underwriting Agreement, dated August 13, 2026, by and among the Issuer, KKR Genetic Disorder L.P., William Blair & Company, L.L.C., Goldman Sachs & Co. LLC and KKR Capital Markets LLC, as the representatives of the several underwriters listed on Schedule I thereto (incorporated herein by reference to Exhibit 1.1 of the Issuer's Current Report on Form 8-K filed on August 17, 2026)

Exhibit K - Form of Lock-Up Agreement (incorporated herein by reference to Annex I to Exhibit 1.1 to the Issuer's Current Report on Form 8-K filed on August 17, 2026)

## Signatures
- KKR Genetic Disorder L.P.: /s/ Christopher Lee, Christopher Lee, Assistant Secretary, KKR Genetic Disorder GP LLC, its general partner (08/17/2026)
- KKR Genetic Disorder GP LLC: /s/ Christopher Lee, Christopher Lee, Assistant Secretary (08/17/2026)
- KKR Group Partnership L.P.: /s/ Christopher Lee, Christopher Lee, Secretary, KKR Group Holdings Corp., its general partner (08/17/2026)
- KKR Group Holdings Corp.: /s/ Christopher Lee, Christopher Lee, Secretary (08/17/2026)
- KKR Group Co. Inc.: /s/ Christopher Lee, Christopher Lee, Secretary (08/17/2026)
- KKR & Co. Inc.: /s/ Christopher Lee, Christopher Lee, Secretary (08/17/2026)
- KKR Management LLP: /s/ Christopher Lee, Christopher Lee, Assistant Secretary (08/17/2026)
- Henry R. Kravis: /s/ Christopher Lee, Christopher Lee, Attorney-in-fact (08/17/2026)
- George R. Roberts: /s/ Christopher Lee, Christopher Lee, Attorney-in-fact (08/17/2026)